Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196331

Prospectus Supplement No. 5

(to prospectus dated June 23, 2014)

Sophiris Bio Inc.

This Prospectus Supplement No. 5 supplements and amends the prospectus dated June 23, 2014, or the Original Prospectus, and Prospectus Supplement No. 1 thereto, dated July 7, 2014, Prospectus Supplement No. 2 thereto, dated August 7, 2014, Prospectus Supplement No. 3 thereto, dated January 26, 2015 and Prospectus Supplement No. 4 thereto, dated January 26, 2015, which we refer collectively to as the Prospectus, relating to the sale of an aggregate of 3,409,629 of our common shares, no par value, by the selling shareholder identified in the Original Prospectus.

On January 30, 2015, we filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to our receipt of a letter from the Listing Qualifications Department of The Nasdaq Stock Market notifying the Company that the consolidated bid price of the Company’s common stock had been below $1.00 per share for 30 consecutive days and that the Company was therefore not in compliance with the minimum bid price requirement for continued listing on The Nasdaq Global Market. The information set forth below supplements and amends the information contained in the Prospectus. This Prospectus Supplement No. 5 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 5 supersedes the information contained in the Prospectus.

The prices at which the selling shareholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of the shares by the selling shareholder. However, we may receive proceeds of up to $15.0 million from the sale of our common shares to the selling shareholder, pursuant to a common stock purchase agreement entered into with the selling shareholder on May 16, 2014, including proceeds that we have already received thereunder.

The selling shareholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended. We will pay the expenses of registering these shares, but all selling and other expenses incurred by the selling shareholder will be paid by the selling shareholder.

Our common shares trade on the NASDAQ Global Market, or NASDAQ, under the ticker symbol “SPHS”. On February 6, 2015, the last reported sale price per common share was $0.46 per share.

This investment involves risks. See “Risk Factors” on page 7 of the Original Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is February 12, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

January 29, 2015

Date of Report (Date of earliest event reported)

Sophiris Bio Inc.
(Exact name of registrant as specified in its charter)

British Columbia	001-36054	98-1008712
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)

1258 Prospect Street La Jolla, CA	92037
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (858) 777-1760

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On January 29, 2015, Sophiris Bio Inc. (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the consolidated closing bid price of the Company’s common stock had been below $1.00 per share for 30 consecutive business days and that the Company was therefore not in compliance with the minimum bid price requirement for continued listing on The Nasdaq Global Market, as set forth in Marketplace Rule 5450(a)(1). The notification from Nasdaq does not have an immediate effect on the listing of the Company’s common stock and the Company’s common stock will continue to trade on The Nasdaq Global Market under the symbol "SPHS".

Nasdaq stated in its January 29th letter that, in accordance with Marketplace Rule 5810(c)(3)(A), the Company has been provided a grace period of 180 calendar days, or until July 28, 2015, to regain compliance with the minimum consolidated closing bid price requirement for continued listing. Compliance will be regained if the Company’s consolidated closing bid price is at or above $1.00 for at least 10 consecutive trading days anytime during the 180-day grace period.

The Company is considering actions that it may take in response to this notification in order to regain compliance with the continued listing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sophiris Bio Inc.

Dated: January 30, 2015
	By:	/s/ Peter Slover
Peter Slover
Chief Financial Officer